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11017390

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road, Suite 100
(No. and Street)

Pittsburgh	PA	15237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Hohman, President 412-536-8048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
(Name – *if individual, state last, first, middle name*)

2100 Corporate Drive Suite 400	Wexford,	PA	15090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karl G. Smrekar, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, Ltd., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 2/25/11
Signature

Secretary/Treasurer
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Renea S. Tomasko, Notary Public
Chippewa Twp., Beaver County
My Commission Expires April 28, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGHENY INVESTMENTS, LTD.

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2010

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2010

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Allegheny Investment, Ltd.

We have audited the accompanying statement of financial condition of Allegheny Investments, Ltd. (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. R. Snodgrass, A.C.

Wexford, PA
February 25, 2011

S.R. Snodgrass, A.C. • 2100 Corporate Drive, Suite 400 • Wexford, Pennsylvania 15090-7647 • Phone: (724) 934-0344 • Facsmile: (724) 934-0345

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents		$ 469,239
Broker deposit		50,000
Receivables		1,012,056
Furniture and fixtures - at cost, net of accumulated depreciation of $185,916		11,483
Investments, trading		1,108,305
Prepaid expenses		136,064
Total assets		$ 2,787,147

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$ 758,193	
Accounts payable - related party	426,528	
Accrued expenses	106,827	
Total liabilities		$ 1,291,548
STOCKHOLDERS' EQUITY		
Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding	33,750	
Paid-in capital	116,430	
Retained earnings	1,359,850	
Treasury stock, 66 shares at cost	(14,431)	
Total stockholders' equity		1,495,599
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,787,147

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Commissions on securities	$ 109,547	
Commissions on investment company shares	9,131,989	
Commissions on partnership interests	142,103	
Commissions on annuities	1,074,075	
Commissions - other	1,101,385	
Rental income	25,210	
Dividend income	21,756	
Interest income	2,538	
Other income	5,870	
TOTAL REVENUES		$ 11,614,473
EXPENSES		
Salaries and other employment costs	9,743,547	
Other operating expenses	1,904,754	
TOTAL EXPENSES		11,648,301
NET LOSS		$ (33,828)

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Capital Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total	Comprehensive Loss
Balance, beginning	$ 33,750	$ 116,430	$ 1,415,903	$ (14,431)	$ 1,551,652	
Net loss	-	-	(33,828)	-	(33,828)	$ (33,828)
Distributions	-	-	(22,225)	-	(22,225)	
Balance, ending	$ 33,750	$ 116,430	$ 1,359,850	$ (14,431)	$ 1,495,599	

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
CASH FLOW FROM OPERATING ACTIVITIES		
Cash received from commissions	$ 11,107,694	
Cash paid to suppliers and employees	(10,955,376)	
Interest received	2,538	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 154,856
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment purchases	(1,078,000)	
NET CASH USED FOR INVESTING ACTIVITIES		(1,078,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid	(22,225)	
NET CASH USED FOR FINANCING ACTIVITIES		(22,225)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(923,144)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,414,608
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 469,239

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2010

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
NET LOSS		$ (33,828)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation	$ 6,556	
Unrealized gains on investments	(27,005)	
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH		
Receivables	(24,207)	
Prepaid expenses	(30,004)	
Deferred revenue	14,487	
Accounts payable, including related party	322,796	
Accrued liabilities	(73,939)	
TOTAL ADJUSTMENTS		188,684
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 154,856

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the "Company") is a full-service broker dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments is equity securities that have readily determinable fair values are classified and accounted for as trading securities. Realized and unrealized gains and losses on trading account securities are included in other income.

Furniture and Fixtures – Furniture and fixtures are carried at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2010, amounted to $6,556.

Cash Flows – For purposes of the statement of cash flows, the Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with the majority of the clients located in the Western Pennsylvania Area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables from Noncustomers – Noncustomer receivables primarily consist of revenue due to the Company being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2010, amounted to $119,070.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. **INVESTMENTS**

Investment securities have been classified according to management's intent. A summary of investments at December 31, 2010, is as follows:

		2010
Trading securities at cost	$	1,102,629
Gross unrealized gains		5,676
Total	$	1,108,305

3. **CASH RESERVE**

The Company has cash of approximately $50,000, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. **INCOME TAXES**

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 , *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits.

5. **PROFIT SHARING PLAN**

The Company is involved in a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company's allocated contribution was approximately $148,057 to the plan during the year ended December 31, 2010.

6. **RELATED-PARTY TRANSACTIONS**

The Company has a payable of $426,528 to an affiliated corporation for various expenses that have been allocated between the corporations based on calculations.

7. **OPERATING LEASES**

The Company and an affiliated corporation have also entered into a seven-year and five-month lease for the facilities they currently occupy. The total monthly rental is $0 for the first five months; $29,304 for the next three and a half years; and $30,847 for the remaining three and half years. The Company's portion of these rental payments is $0 for the first five months; $21,143 for the next three and half years; and $22,256 for the remaining three and a half years. During 2007, the Company and an affiliated company entered into an additional lease agreement for office space on an additional floor of the facility that it currently occupies. The total monthly rental for the additional space is $0 for the first 2 months; $8,691 for the next 22 months; and $9,148 for the remaining 41 months. The Company's portion of these rental payments are $0 for the first two months, $6,271 for the next 22 months and $6,601 for the remaining 41 months. Rent expense for the year ended December 31, 2010, amounted to $355,698.

7. OPERATING LEASES (Continued)

The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2010:

Year Ended	Amount
2011	$ 346,277
2012	346,277
2013	79,969

8. STOCKHOLDERS' EQUITY

The Company has authorized 25,000 shares of class N non-voting common stock which has no par value. At December 31, 2010, no shares have been issued.

In 2007, the stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $929,196, which was $679,196 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.39 to 1.

10. LITIGATION

As of December 31, 2010, the Company has been notified of a potential pending claim alleging that Allegheny Investments, Ltd. and a former registered representative sold unsuitable investments to the plaintiff. Allegheny Investments, Ltd. has not been served with a summons. At this time, outside counsel for the Company cannot offer an opinion as to the probable outcome.

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. generally accepted accounting principles are as follows:

11. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the balance sheet at their fair value as of December 31, 2010, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2010			
	Level I	Level II	Level III	Total
Assets:				
Investments, trading	$ 1,108,305	$ -	$ -	$ 1,108,305
Total	$ 1,108,305	$ -	$ -	$ 1,108,305

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Investment securities trading are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash and cash equivalents, broker deposit, and investments, trading would be considered financial instruments. At December 31, 2010, the carrying amount of all financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying Statement of Financial Condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 13, to deliver these financial instruments.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, the Company records clients' transactions on a trade date basis with settlement dates that generally can occur up to 30 days subsequent to the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2010, the Company had unsettled transactions of approximately $6,095,672.

14. SUBSEQUENT EVENTS

Management has reviewed events occurring through February 25, 2011, the date the financial statements were issued and no subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Schedule I

NET CAPITAL		
Total stockholders' equity	$	1,495,599
Less: Nonallowable assets		
Receivables from brokers or dealers		314,610
Receivables from noncustomers		5,186
Furniture and equipment		11,483
Prepaid expenses		136,064
TOTAL NONALLOWABLE ASSETS		467,343
NET CAPITAL BEFORE HAIRCUTS		1,028,256
Haircuts on trading and investments securities - other		(79,060)
Haicut on Fidelity bond deductible		(20,000)
NET CAPITAL	$	929,196
AGGREGATE INDEBTEDNESS		
Accounts payable, commissions payable and deposits	$	1,291,548
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	86,103
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	250,000
Excess net capital at 1,500%	$	843,093
Excess net capital at 1,000%	$	800,042
Excess net capital	$	679,196
Ratio: Aggregate indebtedness to net capital		1.39

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - National Financial Services

Allegheny Investments, LTD. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Schedule III

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$	1,013,144
ADJUSTMENTS		
Adjustments to allocated expenses		(123,063)
Adjustments to accrued expenses		39,115
AUDITED NET CAPITAL	$	929,196

The accompanying notes are an integral part of the financial statements.